Ms. Anne Parker
Assistant Director

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 30, 2018

Re:	Legion M Entertainment, Inc. Form 1-A filed August 1, 2018 File No. 024-10877

Dear Ms. Parker:

Thank you for your comments of August 24, 2018 regarding the Offering Statement of Legion M Entertainment, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Form 1-A filed August 1, 2018
Exhibits
Exhibits 13, page 1

1.	It appears that the test the waters materials you provided generally relate to your Round 3 crowdfunding. Please confirm that you have provided all test the waters materials that relate to this particular Regulation A offering.

We have added materials to Exhibit 13 and the company confirms that it has provided all the test the waters materials that relate to this particular Regulation A offering in accordance with paragraph 13 of Item 17 of Form 1-A

2.	It appears that that Exhibit 13 does not include any materials related to the company's posting on the Wefunder website. Please revise to include these materials. Refer to paragraph 13 of Item 17 of Form 1-A.

We have re-filed Exhibit 13 modified as discussed above.

3.	It appears that you may currently be taking reservations for this offering on Wefunder.com. Please confirm your understanding that “testing the waters” materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. We note, in this regard, that the soliciting materials currently on the Wefunder website do not include the information required by Securities Act Rule 255(b)(4).

The company confirms its understanding regarding testing the waters materials and has updated its profile on Wefunder in accordance with Rule 255(b)(4).

General

4.	Please revise so that the offering of all securities will be commenced within two calendar days after the qualification date. We note that certain investors will have the opportunity to purchase shares at a discounted price for the first two weeks after the round is opened and that following that two week period these investors will be offered shares at the full price. This is effectively a delayed offering for those investors that begins upon the expiration of their discount period. Delayed offerings are not permitted under Securities Act Rule 251(d)(3)(i)(F).

The company’s intention was that the offering of all securities would be commenced within two days of qualification and that the discounted price would only be available for two weeks. That said, the company has determined that investors who are entitled to discounts on certain shares will be able to purchase such shares at a discount for the entire offering period. We have modified and clarified the disclosure accordingly.

5.	We note that article XI of your charter and section 48 of your bylaws are exclusive forum provisions. Please include disclosure in your offering statement about the scope of the provisions, their enforceability, and the impact on the rights of investors. Please also include a risk factor to discuss the effects of such provisions, including the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

We have revised the disclosure and added a section in the “Securities Being Offered” Section and a risk factor entitled, “The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes.”

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Thank you again for the opportunity to respond to your questions to the Offering Statement of Legion M Entertainment, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Paul Scanlan

Co-Founder and Chief Executive Officer
Legion M Entertainment, Inc.

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